EXECUTION COPY

STOCK PURCHASE AGREEMENT, dated as of June 11, 2008 (this “Agreement”), among United Energy Group Limited, an exempted company with limited liability existing under the Laws of Bermuda (“United”), and the stockholders listed on the signature pages hereto (each a “Junior Preferred Stockholder,” and, together, the “Junior Preferred Stockholders”).

WHEREAS, United and Transmeridian Exploration Incorporated, a Delaware corporation (the “Company”), are parties to that certain Investment Agreement, dated as of the date hereof (the “Investment Agreement”);

WHEREAS, each Junior Preferred Stockholder owns the issued and outstanding shares of 20% junior redeemable convertible preferred stock, par value US$0.0006 per share, of the Company (“Junior Preferred Stock”) specified next to such Junior Preferred Stockholder’s name in Annex A;

WHEREAS, the Junior Preferred Stockholders are entitled to receive certain additional returns from the Company pursuant to the 20% Junior Redeemable Convertible Preferred Stock Additional Return Agreement, dated June 18, 2007, among the Company and the investors named therein (the “Additional Return Agreement”); and

WHEREAS, United desires to purchase from the Junior Preferred Stockholders their shares of Junior Preferred Stock, and the Junior Preferred Stockholders desire to sell their shares of Junior Preferred Stock, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements herein contained, and intending to be legally bound, the parties hereto agree as follows:

1.           Definitions.  Except as otherwise defined herein, terms defined in the Investment Agreement are used herein as therein defined and, except as otherwise specified or as the context may otherwise require, the following terms shall have the respective meanings set forth below whenever used in this Agreement and shall include the singular as well as the plural:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Encumbrance” means, with respect to any shares, any security interest, pledge, mortgage, lien, charge, encumbrance, adverse claim or restriction of any kind, including, without limitation, any restrictions on the voting or transfer thereof.

“Existing Warrant Agreements” means the Convertible Promissory Note and Warrant Purchase Agreement, dated as of August 30, 2005, by and among the Company, North Sound Legacy Institutional Fund LLC, North Sound Legacy International, Ltd., and Royal Bank of Canada; the Common Stock Purchase Warrant, dated December 1, 2006, by and between the Company and Jefferies & Company, Inc.; Common Stock Purchase Warrant dated as of July 9, 2007, by and between the Company and Jefferies & Company, Inc.; the Warrant Purchase Agreement, dated as of March 15, 2007, by and among the Company, North Sound Legacy International Ltd and North Sound Legacy

Institutional Fund LLC; and the Preferred Stock and Warrant Purchase Agreement, dated November 12, 2004, by and between the Company and each of the purchasers party thereto.

“Existing Warrants” has the meaning assigned to it in the Investment Agreement, with the exception of any warrants issued pursuant to the Warrant Agreement, dated as of December 12, 2005 by and between the Company and The Bank of New York.

2.           Purchase and Sale of Junior Preferred Stock.

(a)           Subject to the terms and conditions contained herein, following the closing of the Tender Offer and immediately prior to the Swap Closing, each Junior Preferred Stockholder shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to United, that number of shares of Junior Preferred Stock specified next to such Junior Preferred Stockholder’s name in Annex A, and United shall purchase such number of shares of Junior Preferred Stock.  Subject to Section 2(b) below, the purchase price payable to each Junior Preferred Stockholder shall be (a) US$76.00 (the “Cash Consideration”) multiplied by the number of shares of Junior Preferred Stock specified next to such Junior Preferred Stockholder’s name in Annex A and (b) 100% of the applicable Transaction Returns (as defined in the Additional Return Agreement) and 76% of the applicable Commitment Returns (as defined in the Additional Return Agreement), in the aggregate equal to the amount set forth next to such Junior Preferred Stockholder’s name in Annex B (clauses (a) and (b) together being, with respect to each Junior Preferred Stockholder, the “Purchase Price”); provided, however, that if the sales and purchases contemplated by this Section 2 are not consummated prior to October 1, 2008, the Cash Consideration will accrue simple interest daily from October 1, 2008 until the date immediately prior to the consummation of such purchases and sales in accordance with this Section 2 at a rate per annum equal to 10% (pro rated for the number of days in such period based on a 365 day year) (the “Additional Interest Payment”); provided, further, that if United purchases any shares of Junior Preferred Stock for consideration per share greater than the Cash Consideration paid (including any interest paid thereon) to the Junior Preferred Stockholders, United shall pay each Junior Preferred Stockholder the per share difference between such higher consideration paid and the Cash Consideration (including any interest paid thereon) for each share of Junior Preferred Stock purchased and sold by such Junior Preferred Stockholder pursuant to this Section 2.  Each Junior Preferred Stockholder acknowledges that the Purchase Price paid for its shares of the Junior Preferred Stock pursuant to this Section 2 includes any accrued and unpaid dividends, whether or not declared by the Company’s Board of Directors, and such Junior Preferred Stockholder hereby revokes any right it might have to seek any further payment of any accrued and unpaid dividends.  It is a condition to United’ obligation to purchase such shares of Junior Preferred Stock for the applicable Purchase Price that (a) except as set forth in the Company’s Certificate of Designations for the Junior Preferred Stock, as amended (the “Junior Preferred Certificate of Designations”), the shares of Junior Preferred Stock be free and clear of any Encumbrances at the time of the sale, and (b) the Junior Preferred Stockholders sell all (but not less than all) of the shares of Junior Preferred Stock contemporaneously.

(b)           The Junior Preferred Stockholders shall be entitled to receive a portion of the Purchase Price in the form of Common Stock of the Company (“Stock Consideration”) at a

price of US$1.40 per share of Common Stock upon written notice to United no later than five (5) Business Days prior to the closing of the Tender Offer (the “Stockholder Election Notice”) in accordance with Section 4.02 of the Investment Agreement.  The Stockholder Election Notice shall specify the portion of the Purchase Price and number of shares of Common Stock to be allocated to the Stock Consideration for each Junior Preferred Stockholder.  If required by the U.S. Securities Laws and the shares of Common Stock sold to the Junior Preferred Stockholders pursuant to Section 2(b) hereof and Section 4.02 of the Investment Agreement are not freely tradeable, the Company shall file a shelf registration statement with the SEC with respect to the resale of such shares of Common Stock by such Junior Preferred Stockholders promptly following the Swap Closing in accordance with Section 7.15 of the Investment Agreement.  Notwithstanding the foregoing, in no event shall the total Purchase Price allocated to Stock Consideration for all of the Junior Preferred Stockholders exceed 16% of the aggregate Purchase Price.  The consummation of the transactions contemplated by this Agreement, including the receipt of the Junior Preferred Stock hereunder by United, shall not be conditional upon receipt by the Junior Preferred Stockholders of the certificates representing the Stock Consideration, which shall be delivered to the Junior Preferred Stockholders at or promptly following the Swap Closing in accordance with the Investment Agreement.  The cash Purchase Price payable pursuant to Section 2(a) shall be proportionally reduced to reflect the amount of Purchase Price allocated to the payment of Stock Consideration pursuant to this Section 2(b).

3.           Representations and Warranties of the Junior Preferred Stockholders.  Each Junior Preferred Stockholder severally represents and warrants to United, and, with respect to Sections 3(f), (g) and (h), to United and the Company in connection with the issuance of Common Stock to the Junior Preferred Stockholders pursuant to Section 2(b) hereof, that:

(a)           Such Junior Preferred Stockholder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all necessary power and authority to enter into this Agreement, and to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by such Junior Preferred Stockholder, the performance by such Junior Preferred Stockholder of its obligations hereunder and the consummation by such Junior Preferred Stockholder of the transactions contemplated hereby have been duly authorized by all requisite action on the part of such Junior Preferred Stockholder.  This Agreement has been duly executed and delivered by such Junior Preferred Stockholder, and (assuming due authorization, execution and delivery by United) this Agreement constitutes a legal, valid and binding obligation of such Junior Preferred Stockholder enforceable against such Junior Preferred Stockholder in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors or by general equitable principles (whether considered in a proceeding in equity or at law).

(b)           The execution, delivery and performance of this Agreement by such Junior Preferred Stockholder does not and will not (i) to the extent applicable, violate, conflict with or result in the breach of any provision of the organizational documents of such Junior Preferred Stockholder, (ii) conflict with or violate any Law applicable to such Junior Preferred Stockholder, (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any right of termination, amendment, acceleration, suspension, revocation or cancellation of any contract to which such Junior Preferred Stockholder is a party, or (iv) result in the creation of any Encumbrance on any of the shares of Junior Preferred Stock, except, in the case of clauses (ii) and (iii), for such conflicts, violations, breaches or defaults as would not, individually or in the aggregate, prevent or materially delay such Junior Preferred Stockholder from performing its obligations under this Agreement.

(c)           The execution, delivery and performance of this Agreement does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority on the part of such Junior Preferred Stockholder.

(d)           Each share of Junior Preferred Stock set forth next to such Junior Preferred Stockholder’s name in Annex A hereto is owned of record and beneficially by such Junior Preferred Stockholder free and clear of all Encumbrances (except restrictions under applicable Securities Laws and the Junior Preferred Certificate of Designations).  Such shares are all of the shares of Junior Preferred Stock owned, either of record or beneficially, by such Junior Preferred Stockholder.  Upon consummation of the transactions contemplated by Section 2 of this Agreement, each such share of Junior Preferred Stock shall be owned of record and beneficially by United free and clear of all Encumbrances (except restrictions under applicable Securities Laws and the Junior Preferred Certificate of Designations).  Other than as set forth herein or in the Junior Preferred Certificate of Designations, there are no voting trusts, agreements, proxies or other agreements or understandings in effect with respect to the Junior Preferred Stock held by such Junior Preferred Stockholder.  Other than this Agreement and the Junior Preferred Certificate of Designations, such Junior Preferred Stockholder is not bound by any contract restricting its right to transfer Junior Preferred Stock.

(e)           There is no Action pending or, to the knowledge of such Junior Preferred Stockholder, threatened before any Governmental Authority by or against such Junior Preferred Stockholders relating to (a) such Junior Preferred Stockholder’s shares of Junior Preferred Stock, or (b) any actual or potential bankruptcy or insolvency of such Junior Preferred Stockholder.

(f)           For the purposes of Section 2(b) of this Agreement, each Junior Preferred Stockholder is an “accredited investor” as defined in Rule 501(a) under the Securities Act: (i) each Junior Preferred Stockholder has such knowledge, skill and experience in business, financial and investment matters that it is capable of evaluating the merits and risks of an investment in the Common Stock which it is acquiring hereunder; and (ii)each Junior Preferred Stockholder is acquiring the Common Stock solely for its beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of such Common Stock in violation of applicable U.S. Securities Laws.

(g)           Each Junior Preferred Stockholder understands that the shares of Common Stock it shall receive pursuant to Section 2(b) hereof are characterized as “restricted securities” under U.S. Securities Laws inasmuch as United has acquired such Common Stock from the Company in a transaction not involving registration under the Securities Act and, therefore, the Common Stock cannot be resold without registration under the Securities Act or unless an exemption from registration is available.

(h)           Each Junior Preferred Stockholder acknowledges that they are not purchasing the shares of Common Stock they shall receive pursuant to Section 2(b) as a result of any general solicitation or general advertising (as those terms are used in Regulation D of the Securities Act); and

(i)           No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Junior Preferred Stockholder.

4.           Representations and Warranties of United.  United represents and warrants to the Junior Preferred Stockholders that:

(a)           United is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all necessary power and authority to enter into this Agreement, and (assuming that all consents, approvals and other authorizations described in Section 6.03 of the Investment Agreement have been obtained and that all filings and other actions described in Section 6.03 of the Investment Agreement have been made or taken) to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by United, and (assuming that all consents, approvals and other authorizations described in Section 6.03 of the Investment Agreement have been obtained and that all filings and other actions described in Section 6.03 of the Investment Agreement have been made or taken) the performance by United of its obligations hereunder and the consummation by United of the transactions contemplated hereby, have been duly authorized by all requisite action on the part of United.  This Agreement has been duly executed and delivered by United, and (assuming due authorization, execution and delivery by each Junior Preferred Stockholder) this Agreement constitutes a legal, valid and binding obligation of United enforceable against United in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors or by general equitable principles (whether considered in a proceeding in equity or at law).

(b)           The execution, delivery and performance by United of this Agreement do not and will not (a) violate, conflict with or result in the breach of any provision of the organizational documents of United, (b) conflict with or violate any Law applicable to United, or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any contract to which United is a party, which would adversely affect the ability of United to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(c)           The execution, delivery and performance by United of this Agreement does not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to any Governmental Authority, except as described in Section 6.03 of the Investment Agreement.

(d)           No Action by or against United is pending or, to the knowledge of United threatened, which could affect adversely the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

(e)           United will, on the Closing Date, have sufficient funds to enable it to pay the aggregate Purchase Price as contemplated in Section 2 of this Agreement.

(f)           Except for Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of United.

5.           Covenants of the Junior Preferred Stockholders.  From and after the date hereof until the closing of the Tender Offer, each Junior Preferred Stockholder agrees as follows:

(a)           At any meeting of stockholders of the Company called to vote upon the Investment Agreement or the transactions contemplated thereby or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Investment Agreement or the transactions contemplated thereby is sought, such Junior Preferred Stockholder shall vote (or cause to be voted) all shares of Junior Preferred Stock then held of record or beneficially owned by such Junior Preferred Stockholder in favor of the approval of the Investment Agreement and the transactions contemplated thereby.

(b)           At any meeting of stockholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which the Junior Preferred Stockholder’s vote, consent or other approval is sought, each Junior Preferred Stockholder shall vote (or cause to be voted) all shares of Junior Preferred Stock then held of record or beneficially owned by such Junior Preferred Stockholder against any action, agreement or transaction (other than this Agreement, the Investment Agreement and the transactions contemplated hereby and thereby) or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Investment Agreement or that could result in any of the conditions to the Company’s obligations under the Investment Agreement not being fulfilled.

6.           Grant of Irrevocable Proxy.

(a)           Subject to clause (b) below, immediately following the closing of the Tender Offer, each Junior Preferred Stockholder, by this Agreement, with respect to its shares of Junior Preferred Stock, now owned or hereinafter acquired, hereby grants an irrevocable proxy and power of attorney to United with full power of substitution and resubstitution (and agrees to execute such additional documents or certificates evidencing such proxy as United or its designees may reasonably request) to (a) vote, at any meeting of the shareholders of the Company or any adjournment or postponement thereof, and take action by written consent, (i) in favor of the approval and adoption of (A) any amendments to the Company’s Amended and Restated Certificate of Incorporation, including any Certificate of Designations relating to any series of the Company’s preferred stock, (B) the issuance of the new convertible preferred stock of the Company and (C) any other matters, if any, required by applicable Law or otherwise to approve and adopt the Investment Agreement and approve of the transactions contemplated thereby and this Agreement; (ii) against any action, agreement or transaction (other than the transactions contemplated by the Investment Agreement and this Agreement) or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Investment Agreement or that could result in any of the conditions to the Company’s obligations under the Investment Agreement not being fulfilled; and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Investment Agreement and considered and voted upon (or consented to) by the shareholders of the Company; and (b) execute one or more waivers pursuant to which United and/or its designees may waive (in whole or in part) on behalf of the Junior Preferred Stockholders (i) any right (including a right to vote or consent to action taken by or on behalf of the Company) that the undersigned Junior Preferred Stockholder has, possesses, or may exercise whether pursuant to the Junior Preferred Certificate of Designations, or pursuant to any agreement, arrangement or understanding to which the Company and such Junior Preferred Stockholder are parties or otherwise and/or (ii) the Company’s compliance with any restriction imposed on the Company by the Junior Preferred Certificate of Designations.  SUBJECT TO CLAUSE (b) BELOW, THIS PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE POWER.  Each Junior Preferred Stockholder hereby revokes each proxy and power of attorney it may have heretofore granted with respect to its shares of Junior Preferred Stock.  Notwithstanding any of the foregoing, United shall in no event acquire more than 67% of the voting power of the Junior Preferred Stock; in the event that United would acquire more than 67% of the voting power of the Junior Preferred Stock, each Junior Preferred Stockholder shall be deemed to have given an irrevocable proxy only for such percentage of its Junior Preferred Stock so that the aggregate voting power of Junior Preferred Stock granted pursuant to this Section 5 shall not exceed 67%.  Furthermore, notwithstanding any of the foregoing, this proxy shall be limited to matters reasonably related to the consummation of the transactions contemplated by the Investment Agreement; the Junior Preferred Stockholders shall retain their proxy rights with respect to all other matters.

(b)           Notwithstanding anything to the contrary contained in this Agreement, United or its designees may only exercise the proxy rights under Section 6(a) hereof if, no later than five (5) Business Days after it exercises any proxy rights under Section 6(a), (i) the Swap Closing occurs, and (ii) the Purchase Price is paid to the Junior Preferred Stockholders pursuant to Section 2 hereof.  For purposes of clarity, if any proxy rights are exercised under Section 6(a) and within five (5) Business Days thereafter either (i) the Swap Closing does not occur, or (ii) the Purchase Price is not paid to the Junior Preferred Stockholders pursuant to Section 2 hereof, any action previously taken by United or its designee pursuant to the proxy rights in Section 6(a) shall be null and void and this Agreement shall immediately terminate without any action by the parties hereto.

7.           Director Matters Excluded.  United acknowledges and agrees that no provision of this Agreement shall limit or otherwise restrict a Junior Preferred Stockholder with respect to any act or omission that he may undertake or authorize in his capacity as a member of Company’s Board of Directors, including, without limitation, any vote that the Junior Preferred Stockholder may make as a director of the Company with respect to any matter presented to the Company’s Board of Directors.

8.           Waiver of Notice under Existing Warrant Agreements/Waiver of Sections 15, 16 and 17 of the Junior Preferred Certificate of Designations.  (a)  Each Junior Preferred Stockholder hereby irrevocably waives any right it or any of its Affiliates might have, with respect to any Existing Warrants such Junior Preferred Stockholder or any of its respective Affiliates owns, to receive from the Company 20-day prior written notice of the transactions contemplated by the Investment Agreement as may be required pursuant to Section 5.2 of the applicable Existing Warrant Agreement.  For the avoidance of doubt, the Company shall have no obligation to provide such prior written notice and the lack of notice given by the Company pursuant to Section 5.2 of the Existing Warrant Agreement shall not constitute a failure to comply with the provisions of such Existing Warrant Agreement for the purposes of Section 15.1 thereof.

(b)           Each Junior Preferred Stockholder hereby waives compliance by the Company with the covenants set forth in Sections 15, 16 and 17 of the Junior Preferred Certificate of Designations, to the extent any of those covenants would otherwise be implicated by any action taken in connection with the Transactions.

9.           Restrictions on Transfer or Encumbrance.  Except as contemplated hereby, prior to the earlier of the Closing Date or the termination of this Agreement, none of the Junior Preferred Stockholders shall transfer, sell, tender, assign, option, pledge, hypothecate, put, convert, redeem or otherwise directly, indirectly or by operation of Law or otherwise (including without limitation by merger or sale of equity in any direct or indirect holding company), dispose of or subject to any Encumbrance any of the shares of Junior Preferred Stock.  Subject to the foregoing, each Junior Preferred Stockholder shall retain its full rights as a shareholder of the Company for all purposes unless and until the sale of shares of Junior Preferred Stock in accordance with this Agreement.

10.           No Solicitation of Transactions.  Prior to the earlier of the Closing Date or the termination of this Agreement, none of the Junior Preferred Stockholders shall, directly or indirectly, through any officer, director, employee, agent, representative or otherwise, (a) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal of offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or (b) enter into or maintain or continue discussions or negotiations with any person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, or (c) agree to or approve any Competing Transaction or enter into any contract, agreement or commitment contemplating or otherwise relating to any Competing Transaction, or (d) take any action that would make any representation or warranty of such Junior Preferred Stockholder herein untrue or incorrect in any material respect or have the effect of preventing or adversely affecting such Junior Preferred Stockholder from performing its obligations hereunder.  Each Junior Preferred Stockholder shall, and shall direct or cause his, her or its directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Competing Transaction.

11.           Conditions to Obligations of the Junior Preferred Stockholders and United.

(a)           The obligations of each of the Junior Preferred Stockholders and United to consummate the transactions contemplated by Section 2 hereof shall be subject to the fulfillment or waiver by United (to the extent permitted under the Investment Agreement) of the conditions set forth in Sections 8.02(a), (c), (d) and (e) of the Investment Agreement.

(b)           The obligations of each of the Junior Preferred Stockholders to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver (to the extent permitted) of the following conditions: (i) the representations and warranties of United contained in this Agreement (A) that are not qualified as to materiality shall be true and correct in all material respects as of the Closing Date and (B) that are qualified as to materiality shall be true and correct as of the Closing Date, except in each case to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) any covenants or agreements contained in this Agreement to be complied with by United shall have been complied with in all material respects.

(c)           The obligations of United to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver (to the extent permitted) of the following conditions: (i) the representations and warranties of each of the Junior Preferred Stockholders contained in this Agreement (A) that are not qualified as to materiality shall be true and correct in all material respects as of the Closing Date and (B) that are qualified as to materiality shall be true and correct as of the Closing Date, except in each case to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, and (ii) any covenants or agreements contained in this Agreement to be complied with by each of the Junior Preferred Stockholders shall have been complied with in all material respects.

12.           Termination.

(a)           This Agreement shall commence on the date hereof and shall terminate upon the earlier of (i) termination of the Investment Agreement pursuant to Article X thereof, (ii) a termination pursuant to Section 6(b), or (iii) December 31, 2008.

(b)           The Junior Preferred Stockholders shall also have the right to terminate this Agreement in the event of the failure of the Company to pay any interest payment under the 12% Senior Notes by June 30 or September 30 (such event being a “Termination Event”); provided, however,  that in the event United makes a reasonable good faith proposal for a funding mechanism to pay an interest payment directly or indirectly under the 12% Senior Notes by June 30 or September 30 and the Company rejects such proposal for any reason and subsequently the Company fails to pay an interest payment under the 12% Senior Notes by June 30 or September 30, as applicable, such nonpayment of interest by the Company shall not constitute a Termination Event for the purposes of this Section 12(b); provided, further that in the event the Company pays any interest payment in kind to the holders of 12% Senior Notes (“PIK”), it shall not constitute a Termination Event for purposes of this Section 12(b).  Notwithstanding the foregoing, if the holders of the 12% Senior Notes exercise or state their intent to exercise their right to use funds paid to the Company (for the purpose of satisfying any interest payment) to pay outstanding principal rather than interest pursuant to Section 4.7(c) of the Indenture or otherwise, the right of the Junior Preferred Stockholders to terminate this Agreement pursuant to this Section 12(b) shall be delayed for a period of 14 calendar days.

(c)           If this Agreement is terminated (i) due to a material breach by United of this Agreement or the Investment Agreement, or (ii) pursuant to Section 12(a)(i) solely as a result of the Minimum Condition in the Tender Offer not being satisfied or waived, United shall pay to the Junior Preferred Stockholders, in the aggregate, US$2,000,000 (the “Termination Fee”) within three (3) business days following such termination; provided, however, that the Termination Fee shall be reduced by the amount of any Additional Interest Payment paid by United to the Junior Preferred Stockholders under Section 2 hereof.  Each Junior Preferred Stockholder shall receive the amount of the Termination Fee set forth next to such Junior Preferred Stockholder’s name in Annex C.

13.           Further Action; Reasonable Best Efforts.  Upon the terms and subject to the conditions hereof, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective this Agreement, including, without limitation, using its reasonable best efforts to obtain any consents, approvals, authorizations, qualifications and orders of Governmental Authorities or third parties as are necessary for the consummation of this Agreement.

14.           Disclosure.  Each Junior Preferred Stockholder hereby agrees to permit United to publish and disclose such Junior Preferred Stockholder’s identity and ownership of the Junior Preferred Stock and the nature of such Junior Preferred Stockholder’s commitments, arrangements and understandings under this Agreement in any press release or other disclosure document in which United reasonably determines in its good faith judgment that such disclosure is required by Law, including the Securities Laws, in connection with the transactions contemplated by the Investment Agreement and this Agreement.

15.           Legend.  It is understood that the certificates evidencing the shares of Common Stock to be issued pursuant to Section 2(b) hereof may, among other things, bear a legend (in addition to any legend required under applicable state securities laws) substantially as set forth below:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY TO THE COMPANY.  THE SECURITIES WILL BE OFFERED IN A PRIVATE PLACEMENT IN THE UNITED STATES OF AMERICA AND OUTSIDE THE U.S. TO A LIMITED NUMBER OF INVESTORS IN RELIANCE UPON EXEMPTIONS UNDER THE SECURITIES LAWS OF THE UNITED STATES OF AMERICA AND EACH RELEVANT NON-U.S. JURISDICTION.  NO REGULATORY

AUTHORITY, SECURITIES OR OTHERWISE, OF THE UNITED STATES, ANY STATE THEREOF OR ANY NON-U.S. JURISDICTION HAS ENDORSED OR WILL ENDORSE THE MERITS OF THIS OFFERING OR PASS UPON THE ACCURACY OF ADEQUACY OF THE INFORMATION PRESENTED TO THE HOLDER HEREOF.”

16.           Assignment.  Neither this Agreement, nor any right, obligation or interest hereunder may be assigned or otherwise transferred or disposed of, whether by operation of Law, security or otherwise, by any of the Junior Preferred Stockholders or United without the prior written consent of each of the other parties hereto and any attempted assignment without the required consent shall be void; provided, however, that United may assign all or any of its rights and obligations hereunder to any Affiliate of United, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.  For the avoidance of doubt, United shall be entitled to conduct the transactions contemplated by this Agreement through a wholly owned subsidiary of United; provided, however, that United shall guarantee the obligations of such subsidiary in connection therewith.

17.           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by facsimile upon written confirmation of delivery or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 17):

(a)	if to Kenmont or Man Mac:

Kenmont Special Opportunities Master Fund, L.P.
Man Mac Miesque 10B Ltd.
c/o Kenmont Investments Management, L.P.
711 Louisiana Street, Suite 1750
Houston, TX 77002
Attention: John T. Harkrider
Facsimile No.: 713-223-0930

with copy to:

Locke Lord Bissell & Liddell LLP
600 Travis Street, Suite 3400
Houston, TX 77002
Attention: Joe Perillo
Facsimile No.: 713-229-2610

(b)	if to Whitebox, Pandora, Guggenheim, GPC or HFR:

Whitebox Convertible Arbitrage Partners, LP
Whitebox Hedged High Yield Partners, LP
Pandora Select Partners, LP

Whitebox Intermarket Partners, LP
Guggenheim Portfolio Company XXXI, LLC
GPC LIX, LLC
HFR RVA Combined Master Trust
3033 Excelsior Boulevard, Suite 300
Minneapolis, MN 55416
Attention: Bard Reller
Facsimile No.: 612-253-6114

(c)	if to Fursa Master Global Event Driven Fund, LP:

444 Merrick Road, Suite 104
Lynbrook, NY 11563
Attention: Michael Hawthorne/William F. Harley
Facsimile No.: 646-205-6201

(d)	if to United:

United Energy Group Limited
Unit 2112, Two Pacific Place
88 Queensway
Central, Hong Kong
Attention: Hongwei Zhang
Facsimile No.: +852 2522 6938

with copy to:

Shearman & Sterling LLP
12th Floor Gloucester Tower
The Landmark, 11 Pedder Street
Central, Hong Kong
Attention: Paul Strecker
Facsimile No.: +852 2978 8099

18.           Waiver.  The waiver by a party of compliance with any provision of this Agreement by another party shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement.

19.           No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of United, any legal or equitable right, benefit or remedy of any nature whatsoever, including any right of employment for any specified period, under or by reason of this Agreement.

20.           Entire Agreement.  This Agreement, the Investment Agreement, the Ancillary Agreements and the Additional Return Agreements set forth the entire agreement and understanding among the parties hereto and supersede all prior agreements and understandings relating to the subject matter hereof.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement.  The headings of sections and subsections herein are included solely for convenience of reference and shall not affect the meaning of any of the provisions of this Agreement.

21.           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in The City of New York.  The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

22.           Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.  Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 22.

23.           Expenses.  Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Swap Closing shall have occurred.

24.           Additional Return Release.  Effective as of the consummation of the transactions contemplated by Section 2 of this Agreement, each Junior Preferred Stockholder, on its own behalf and on behalf of its past or present directors, officers, managers, employees, principals, agents, representatives, attorneys, partners, predecessors, successors, assigns, beneficiaries, parents, subsidiaries, Affiliates, divisions, owners, co-owners, heirs, administrators and executors (collectively, the “Releasors”), hereby (a) generally, completely, absolutely, unconditionally and irrevocably releases, acquits, and forever discharges the Company and its Affiliates and each of their respective past or present directors, officers, managers, employees, principals, agents, representatives, attorneys, partners, predecessors, successors, assigns, beneficiaries, parents, subsidiaries, Affiliates, divisions, owners, co-owners, heirs, administrators and executors (collectively, “Releasees”) of and from any and all obligations, claims and causes of action of every nature and description (including all demands, actions, proceedings, suits, debts, liabilities, losses, fees, penalties, judgments, settlements, attorneys’ fees or costs and other damages, expenses or costs) of whatever nature, regardless of whether presently known or unknown, pending or future, certain or contingent, accrued or unaccrued, at law or in equity that the Releasors had, now have or hereinafter may have against the Releasees, or any of them, arising out of or in connection with the Additional Return Agreement and any rights or obligations set forth therein, including any rights of the Releasors to receive the Returns (as defined in the Additional Return Agreement) and the Company’s obligations, including any payment obligations, in respect of any unpaid Returns, by reason of any acts or omissions whatsoever; provided, that nothing herein shall release or discharge (i) United from its obligations hereunder, or (ii) Releasees from any obligations to any Junior Preferred Stockholder other than under the Additional Return Agreement, and (b) irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting, participating or causing to be commenced or instituted, any lawsuit or action of any type against any of the Releasees arising out of or in connection with the Additional Return Agreement and any rights or obligations set forth therein, including any rights of the Releasors to receive the Returns and the Company’s obligations, including any payment obligations, in respect of any unpaid Returns, either through a class action, derivative action or direct action, based on any acts or omissions whatsoever.

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EXECUTION VERSION

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

UNITED ENERGY GROUP LIMITED

By:	/s/ Zhang Hongwei
	Name:	Zhang Hongwei
	Title:	Chairman and Executive Director

KENMONT SPECIAL OPPORTUNITIES MASTER FUND, L.P.

By:	Kenmont Investments Management, L.P.

By:	/s/ John T. Harkrider
	Name:	John T. Harkrider
	Title:	Managing Director & C.F.O.

MAN MAC MIESQUE 10B LTD.

By:	Kenmont Investments Management, L.P.

By:	/s/ John T. Harkrider
	Name:	John T. Harkrider
	Title:	Managing Director & C.F.O.

WHITEBOX CONVERTIBLE ARBITRAGE PARTNERS, LP

By:	/s/ Jonathan Wood
	Name:	Jonathan Wood
	Title:	Chief Operating Officer

WHITEBOX HEDGED HIGH YIELD PARTNERS, LP

By:	/s/ Jonathan Wood
	Name:	Jonathan Wood
	Title:	Chief Operating Officer

PANDORA SELECT PARTNERS, LP

By:	/s/ Jonathan Wood
	Name:	Jonathan Wood
	Title:	Chief Operating Officer

WHITEBOX INTERMARKET PARTNERS, LP

By:	/s/ Jonathan Wood
	Name:	Jonathan Wood
	Title:	Chief Operating Officer

GUGGENHEIM PORTFOLIO COMPANY XXXI, LLC

By:	/s/ Jonathan Wood
	Name:	Jonathan Wood
	Title:	Chief Operating Officer

GPC LIX, LLC

By:	/s/ Jonathan Wood
	Name:	Jonathan Wood
	Title:	Chief Operating Officer

HFR RVA Combined Master Trust

By:	/s/ Jonathan Wood
	Name:	Jonathan Wood
	Title:	Chief Operating Officer

FURSA MASTER GLOBAL EVENT DRIVEN FUND, LP

By:	/s/ William F. Harley III
	Name:	William F. Harley III
	Title:	President & Chief Investment Officer